Exhibit 99.2

Acquisition of Poseida Therapeutics

Key Messages and Q&A

Key messages

Why Poseida:

●

The acquisition builds on the existing partnership between Roche and Poseida under a collaboration and licence agreement established in 2022, focused on developing donor-derived off-the-shelf CAR-T cell therapies to address medical needs of patients with haematological malignancies.

●	This strategic step will further leverage Poseida’s front-runner CAR-T programmes, proprietary technologies and manufacturing capabilities.

●

Combined with the research, disease biology and cell therapy know-how of Roche and Genentech, a member of the Roche Group, this step will enable a range of potential medicines for patients across various diseases (i.e. oncology, immunology and neurology).

Potential for Roche and Genentech:

●

The acquisition supports Roche’s Pharma Strategy and allows for a range of potentially first and best-in-class therapies across oncology, immunology and neurology, uniquely positioning Roche in the new field of donor-derived off-the-shelf cellular therapeutics.

●	Cell therapy has the potential to change how we treat diseases across therapeutic areas including solid tumours, haematological malignancies, or autoimmune diseases.

●

New generation of cell therapies such as donor-derived off-the-shelf cell therapy have the potential to enable faster and broader access for patients (i.e. no need for any bridging therapy while waiting for the manufacturing of the first generation autologous CAR-T cell therapy).

●

The acquisition will strengthen our internal efforts and build upon the progress we have made with the original collaboration, bringing together scientific approaches and expertise to tap into the full potential of cell therapy across therapeutic areas (i.e. oncology, immunology and neurological diseases (systemic lupus erythematosus in immunology and multiple sclerosis in neurology))*

*please refer to the Q&A for more detail on our internal efforts and milestones hit under the existing agreement

All questions from media must be directed to Group Media Relations

media.relations@roche.com

Q&A

Deal terms and background

Poseida Therapeutics

Strategic fit - Pharma Strategy

Allogeneic CAR-T

Portfolio

P-BCMA-ALLO1 [under current partnership]

P-CD19CD20-ALLO1 [under current partnership]

Dual CAR-T development candidate [under current research collaboration]

Additional financial questions and tender offer / shareholder squeeze out

Deal terms and background

1.	What is the rationale for this acquisition?

Roche’s vision is to deliver the next generation of off-the-shelf CAR-T cell therapies with increased potency and favourable safety at a scale that can potentially reach more patients and enable broad commercial use.

The acquisition builds on the existing partnership between Roche and Poseida under a collaboration and licence agreement established in 2022, focused on developing off-the-shelf CAR-T cell therapies to address medical needs of patients with haematological malignancies.

This strategic step will further leverage Poseida’s CAR-T programmes, proprietary technologies and manufacturing capabilities. Poseida’s front-runner CAR-T programmes are targeting clinically validated targets such as CD20, CD19 or BCMA and represent the opportunity to build on Roche’s disease expertise, development and commercial capabilities as well as legacy (e.g. CD20: Haematology (Columvi, Lunsumio, Rituxan/Mabthera), multiple sclerosis (Ocrevus), systemic lupus erythematosus (Gazyva)).

Early clinical data suggest that CAR-T modality technology may have the potential to lead to transformative clinical benefit across therapeutic areas. Being off-the-shelf, an allogeneic donor-derived CAR-T may have the potential to reduce costs to healthcare systems and provide a more convenient and flexible treatment option, thus supporting our ambition to make a transformative impact on patients and healthcare systems.

2.	What does the acquisition include?

Upon closing of the transaction, Roche will integrate Poseida’s current R&D portfolio, including all clinical and pre-clinical drug candidate assets (3 in Phase 1 in Oncology), related differentiated technologies, and GMP manufacturing with Poseida’s capabilities. We envisage that current Poseida employees will join Roche’s Pharmaceuticals Division.

3.	Can you elaborate on the portfolio you are acquiring?

Assets in the current collaboration:

○

The lead programme, P-BCMA-ALLO1, is an allogeneic CAR-T therapy targeting B-cell maturation antigen (BCMA). P-BCMA-ALLO1 has received Regenerative Medicine Advanced Therapy designation for relapsed/refractory multiple myeloma (MM) after three or more prior lines of therapies, and FDA Orphan Drug Designation for MM. Early clinical data have been reported in September at the International Myeloma Society annual meeting (Poseida PR).

○

A second clinical programme in Phase 1 is P-CD19CD20-ALLO1, an allogeneic dual CAR-T in B-cell malignancies. Building on the transformative potential of the CAR-T modality beyond oncology, FDA INDs have been recently filed to investigate this programme’s potential for patients with multiple sclerosis and systemic lupus erythematosus.

○	An additional allogeneic, dual CAR-T programme targeting known antigens expressed in haematologic malignancies (Poseida PR) has been initiated.

Upon closing of the transaction, Roche will obtain access to Poseida’s GMP manufacturing capabilities and other R&D portfolio assets, as well as their know-how and expertise, including:

○	P-MUC1C-ALLO1, an allogeneic CAR-T programme currently in Phase 1 in solid tumours.
○	Genomic medicine pre-clinical candidates as well as related technologies.

4.	What are the financial terms of the deal?

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of Poseida common stock at a price of US $9.00 per share in cash at closing plus a non-tradeable CVR to receive certain milestone payments of up to an aggregate of US $4.00 per share in cash, representing a total equity value of approximately US $1.0 billion at closing and representing a total deal value of up to US $1.5 billion. The price payable at closing represents a premium of approximately 215% to Poseida’s closing share price on 25 November 2024. The merger agreement has been unanimously approved by the boards of Roche and Poseida.

Poseida will file a recommendation statement containing the unanimous recommendation of the Poseida board that Poseida’s stockholders tender their shares pursuant to the tender offer. Following the completion of the tender offer, Roche will acquire all remaining shares at the same price of US $9.00 per share in cash through a second step merger.

Each non-tradeable CVR will entitle its holders to receive the following contingent cash payments, conditioned upon the achievement of certain clinical development and commercial milestones, within specified time periods:

I.	US $2.00 per share in cash, upon the initiation of the first pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication (by December 31, 2028)
II.

US $1.00 per share in cash, upon the initiation of the first pivotal study of a P-CD19CD20-ALLO1 product or of a P-BCMACD19-ALLO1 product for the treatment of an autoimmune indication (by December 31, 2034)

III.	US $1.00 per share in cash, upon the first commercial sale of a P-BCMA-ALLO1 product for the treatment of any indication (by December 31, 2031)

There can be no assurance that any payments will be made with respect to the CVR. Assuming the conditions of the CVR are met, this would represent an additional cash consideration of up to approximately US $0.5 billion for Poseida’s stockholders.

5.	Why did you pay such a high premium in particular when Roche had a global licence to the two lead products (P-BCMA-ALLO1 and P-CD19CD20-ALLO1)? (isn’t that where the majority of the value sat anyway?)

Roche’s vision is to be a leader in the next generation of off-the-shelf CAR-T cell therapies and this deal enables Roche to scale and accelerate this technology across therapeutic areas.

We based our analysis on fundamental value, and not premium. We see significant opportunity and value in the rights that Poseida already owns (i.e. in the collaboration assets), as well as value in the rest of Poseida’s portfolio (i.e. assets beyond those whose rights we did not already own). Additionally, there are operational benefits, access to Poseida’s know-how and manufacturing expertise and opportunities to simplify interfaces that are strategically valuable.

6.	What is the rationale / value for Roche to acquire a strategic partner?

Our first partnership back in 2022 was focussing on pioneering allogeneic CAR-T for patients with haematological malignancies (at the time of the first deal, no clinical data available).

Our partnership has offered unique insight into the potential for significant value enhancement under Roche’s ownership across therapeutic areas.

Upon closing of the transaction:

○	Roche will gain direct access to industry-leading R&D and CMC cell therapy experts, and capabilities to accelerate the development of this pioneering modality across TAs.

○	Roche will gain access to Poseida’s proprietary and differential technology platform to invest in next-generation CAR-T.

○

Roche will obtain access to Poseida’s current R&D portfolio including the P-MUC1C-ALLO1 allogeneic CAR-T programme currently in Phase 1 in solid tumours, a solid tumour collaboration with Astellas and genomic medicine pre-clinical candidates as well as related technologies.

○

P-CD19CD20-ALLO1, currently in Phase 1 development for B cell malignancies, can be expanded to SLE/Immunology and MS/Neurology (FDA INDs filed) - building on Roche diseases biology expertise and development capabilities.

○	Roche will gain access to Poseida’s GMP manufacturing plant to support acceleration and expansion of development.

○	Poseida will join the Roche Group as part of Roche’s Pharmaceuticals division.

7.	This is the first time that Roche has used a contingent value right (CVR) for a public company acquisition. Could you explain the rationale behind using this deal structure?

The deal structure reflects a balanced consideration of our belief in the ability of Poseida’s portfolio to deliver potential first and best-in-class therapies and its current stage of development. In light of the programmes’ respective development phases, we note that there are still some risks and significant investments to be made ahead. We believe this deal structure reflects Roche’s willingness to assume the entire remaining research, development, and manufacturing risks to fully unlock and accelerate the potential of Poseida’s assets while enabling Poseida shareholders to be rewarded meaningfully both upfront and along the journey from clinical to commercial success. While this is the first time we have used a CVR, we have used milestones and earnouts in a private context many times before, and we view this as a similar construct, only in a public context.

8.	What conditions need to be met for this transaction to be completed?

The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares. Furthermore, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. The closing of the transaction is currently expected to take place in the first quarter of 2025.

9.	When do you expect the deal to close? Do you expect any FTC issues?

We will make all US Federal Trade Commission (FTC) required antitrust filings to receive clearance for closing the transaction in due course. We believe that these conditions can be satisfied, and the closing of this transaction is expected to take place in Q1 2025.

10.	Did Roche shareholders have to vote on this transaction?

A Roche shareholder vote is not required. The Roche Board of Directors has approved the transaction.

11.	Who are the transaction financial/advisors?

Citi is serving as financial advisor to Roche and Sidley Austin LLP is acting as legal counsel. Centerview Partners LLC is serving as financial advisor to Poseida and Cooley LLP is acting as legal counsel.

12.	When did you start conversations with Poseida?

We have had a collaboration since 2022 and have engaged with Poseida to discuss strategic options on how to evolve our collaboration over the last few months.

13.	How does this acquisition fit into the overall Roche global partnering strategy?

This acquisition fully supports the recently launched Pharma Strategy to deliver transformative medicines for patients across therapeutic areas.

The original partnership has been a successful collaboration focusing on haematological malignancies while sharing the risk with Poseida for developing an emerging and disruptive modality: donor-derived, so-called allogeneic CAR-T (fyi no clinical data was available for allogeneic CAR-T from Poseida at the time of the first deal).

Our partnership has offered unique insights into the potential of this modality under Roche’s ownership across therapeutic areas. This acquisition brings to Roche, in addition to Poseida’s R&D portfolio and technology platforms, operational benefits, access to Poseida’s know-how and manufacturing expertise and simplifies interfaces.

14.	Does this mean Roche is now looking to acquire companies with whom it has existing collaborations?

Roche tailors each deal to the needs of both parties, aiming to optimise the way we work together and we are open to different approaches that will continue to be assessed on a case-by-case basis.

Poseida Therapeutics (Poseida)

15.	Who is Poseida?

●

Poseida is a publicly traded biopharmaceutical company based in San Diego, US which is advancing differentiated allogeneic cell therapies and genetic medicines by leveraging their suite of proprietary and differentiated genetic engineering platforms:

○

Non-viral piggyBac® DNA Delivery System: inserts large genetic payloads into the genome such as multiple CARs for multi-targeting, or a safety switch (i.e. molecular system to induce the elimination of the CAR-T product in patients if needed)

○	Cas-CLOVER™ Site-Specific Gene Editing System: can be leveraged to make accurate site-specific deletions, insertions, and knock-ins in multiple cell types.

●

Poseida is developing new solutions to redefine treatment paradigms for life-threatening cancers and genetic diseases. They have designed their genetic engineering technologies to represent the future of innovation in cell and gene therapies.

●	Poseida has ~350 employees.

●	Poseida has an in-house manufacturing with a GMP pilot plant and with that brings capabilities that complement what we already have.

gMore details around the technologies applied in oncology:

○	Poseida’s patented technology includes its non-viral piggyBac DNA Delivery System, Cas-CLOVER™ Site-Specific Gene Editing System and nanoparticle and hybrid gene delivery technologies.

○

Together, these technologies enable precise gene editing and delivery, with the potential for stable and long-term gene expression in the CAR-T cells, resulting in therapies that have the potential to enhance efficacy without compromising safety.

○

Therapies developed using Poseida’s patented manufacturing process also have a high percentage of stem cell memory T-cells (TSCM). It is hypothesised that they may be correlated with a better duration of response and induce more gradual tumour killing, which may also be associated with less acute toxicity.

○

The use of non-viral gene engineering methods could help lower manufacturing costs and overcome some of the limitations associated with viral delivery approaches that are used in other allogeneic and autologous CAR-T cell therapies, including risks of immunogenicity and oncogenesis.

16.	What is allogeneic CAR-T and how is it different from (already available) autologous CAR-T therapies?

●

Allogeneic CAR-T cell therapies are off-the-shelf and readily available, so patients do not have to wait to start treatment (i.e. no need for bridging therapy) and do not have to undergo apheresis (collect T-cells from the blood), and they allow the treatment of multiple patients with one product derived from a healthy donor’s apheresis, unlike autologous therapies that need to be manufactured on a patient-by-patient basis.

●

By offering an off-the-shelf and readily available technology, allogeneic CAR-T cell therapies may have the potential to reduce costs to healthcare systems, support health equity with broader adoption beyond specialised centres, allow for outpatient administration and provide a more convenient and flexible treatment option, meaning more patients could hopefully benefit.

●	We believe that Poseida’s platform CAR-T technologies have best-in-class potential that will differentiate the products from both autologous as well as other allogeneic cell therapies.

17.	What is the patient population that may benefit from allogeneic CAR-T? How big is the market size?

There are currently more than 1,200 clinical trials investigating cell therapies in a number of different diseases. The current cell therapies market is worth more than 10bn$ CHF and is expected to further grow significantly based on the success of donor-derived allogeneic technology and extension across therapeutic areas.

Strategic fit - Pharma Strategy

18.	How does this acquisition fit into the recently launched Roche Pharma strategy?

At the core of our Pharma Strategy is the ambition to develop transformative medicines, we believe that an allogeneic cell therapy platform enables Roche to deliver on that ambition. The acquisition complements our efforts across several priority TAs (Oncology, Immunology and Neurology). Poseida’s front-runner CAR-T programmes are targeting clinically validated targets such as CD20, CD19 or BCMA and represent a fantastic opportunity to build on Roche disease expertise, development and commercial capabilities as well as legacy (e.g. CD20: Haeme (Columvi, Lunsumio, Rituxan/MabThera), MS (Ocrevus), SLE (Gazyva)).

Early clinical data suggest that CAR-T modality technology may have the potential to lead to transformative clinical benefit across therapeutic areas. Being off-the-shelf, an allogeneic donor-derived CAR-T may have the potential to reduce costs to healthcare systems and provide a more convenient and flexible treatment option, thus supporting our ambition to make a transformative impact on patients and healthcare systems.

Oncology/Haematology:

○

The acquisition of Poseida Therapeutics complements Roche’s portfolio and scientific expertise with highly differentiated platform technologies across several priority disease areas in oncology, bolstering our ambition to continue harnessing the power of the immune system to transform outcomes for people with haematological malignancies and solid tumours.

○

This acquisition builds on our successful Roche/Poseida partnership in off-the-shelf CAR-T in malignant haematology, and we are excited about the opportunity to explore and pioneer a new era of potentially first and best-in-class cell therapies for patients with cancers.

○

Leveraging Poseida’s pioneering capabilities, differentiated technologies and know-how with Roche’s development and commercial capabilities, as well as strong legacy and expertise in the oncology space, this acquisition uniquely positions Roche in off-the-shelf cell therapy in oncology.

Immunology:

○	The acquisition aligns with our ambition to continue to deliver transformative medicines to people living with autoimmune diseases.

○	Leveraging clinically validated targets such as CD20 or CD19, the CAR-T therapeutic modality has recently demonstrated the potential to transform treatments for patients with autoimmune diseases.

○	CAR-T drug candidates such as CD19/CD20-ALLO1 are complementing our Immunology R&D portfolio to deliver on our ambition.

○

Roche has proven disease biology expertise as well as development and commercial capabilities to deliver transformative drugs to patients with autoimmune diseases with B cell depleting therapies and investigational medicines e.g. Rituxan/MabThera, Gazyva (positive Phase 3 in lupus nephritis).

Neurology:

○

The acquisition/collaboration with Poseida will enable further scientific developments in neurology in key areas such as multiple sclerosis (MS), where we have a portfolio of investigational medicines.

19.

Why are you focusing on CAR-T rather than bispecifics? Merck recently paid $700 million for global rights to Curon Biopharmaceutical’s CD3xCD19 bispecific, positioning them as a rival to Amgen and AstraZeneca in oncology and Cullinan Therapeutics in autoimmune disease.

Our portfolio encompasses both off-the-shelf CAR-T cell therapies as well as bispecific antibodies, and we are committed to both, alongside other modalities, in order to meet therapeutic needs and ensure we can address complex biological problems to stay competitive.

20.	How does this acquisition fit into your cell therapy strategy? Do you see synergies or overlaps with our ongoing efforts (particularly in gRED)?

This acquisition is one additional step to deliver on the Roche Pharma Ambition and Strategy and to enable broader access to potentially transformative CAR-T therapies for patients across therapeutic areas. This acquisition builds on our successful Roche/Poseida partnership in off-the-shelf CAR-T in malignant haematology for accelerating and expanding the potential of Poseida assets and platform potential while complementing Roche capabilities to position us in a new era of donor-derived off-the-shelf cell therapy across therapeutic areas.

The acquisition will strengthen our internal efforts and build upon the progress we have made with the original collaboration, bringing together scientific approaches and expertise to tap into the full potential of cell therapy across therapeutic areas (i.e. oncology, immunology and neurological diseases (systemic lupus erythematosus in immunology and multiple sclerosis in neurology)).

21.	Are you focused on cell therapy in therapeutic areas other than oncology?

Through this acquisition, we plan to expand the current development of CD19/CD20-Allo1, currently in Phase 1 for B-cell malignancies, for patients with autoimmune immune diseases such as MS and SLE (INDs filed).

In ophthalmology, we are developing OpRegen in collaboration with Lineage Cell Therapeutics. This is a retinal pigment epithelium cell therapy in a Phase 2 clinical trial for the treatment of geographic atrophy secondary to age-related macular degeneration. The hope is that this investigational cell therapy will not only slow down progression of the dry form of AMD, but also repair function to the retina to preserve and even restore vision in patients.

22.	Are the recent organisational announcements in gRED oncology related to this acquisition?

No. We continually evaluate all facets of our operations to ensure ongoing improvement and sustained readiness to seize scientific opportunities, meet the evolving needs of patients and anticipate the demands of our expanding portfolio of new medicines in the future.

Based on the evolving science of cancer immunotherapy (CIT), the Genentech Research and Early Development (gRED) organisation has unified its cancer immunology and molecular oncology research units under a single Oncology organisation. This organisational shift will strengthen our operations to support our efforts of delivering the most impactful, transformative medicines to more patients faster.

This does not change our overall approach in oncology, our commitment to CIT or to patients.

We will continue to perform cutting-edge research in oncology, and have a young and diverse pipeline with more than 30 new molecular entities (NMEs) across a wide array of cancers and modalities. We are also investing in collaborations and partnerships that complement our in-house innovation.

23.	Given recent terminations of cell therapy programmes it appeared that Genentech was reconsidering its focus on cell therapy. What is Genentech’s cell therapy strategy?

This acquisition is one additional step to deliver on Roche Pharma ambition and strategy to democratise cell therapy for enabling access of transformative medicines for patients across therapeutic areas. We acknowledge that disease biology is complex and requires a variety of technologies, expertise and capabilities that should be leveraged to deliver the transformative medicines that patients deserve.

We have several ongoing cell therapy research projects in oncology, and in other diseases, including T-cell therapies targeting neoantigens on tumour cells, enhancing T-cells as better therapies, allogeneic CAR-T cell therapies for blood cancer and off-the-shelf T-cell therapies. We are continuing our research on the engineering of T cells that have the potential to evade the immune defence mechanism of solid tumours.

Cell therapy has the potential to change how we treat disease, including cancer. There is great potential for the next generation of cell therapies to hopefully treat a broader set of tumour types while making them more easily accessible to patients around the world. Our interest in cell therapy is directly tied to our commitment to inventing pioneering medicines with substantial patient benefit.

As partnerships evolve, therapeutic possibilities and timelines can change. Due to this, our thinking on cell therapy evolves as well, as we strive to focus on the most scientifically valuable and viable paths forward for patients.

24.	Poseida has gene therapy in their portfolio - how does this fit with your strategy? Are there possible synergies or even overlaps (e.g. with SPARK or pRED)?

Leveraging its proprietary and differentiated gene editing and non-viral gene delivery technologies (i.e. SuperPiggyBac/Transposon, CasClover/RNA-guided DNA nuclease, Lipid Nano Particles (LNPs)), Poseida is developing differentiated preclinical genetic medicine programmes (P-KLKB1-101/Hereditary Angioedema and P-FVIII-101/Hemophilia A). We will explore the potential for complementarity opportunities with Poseida’s technologies and programmes.

25.	You recently announced a collaboration with Sangamo Therapeutics in gene therapy for neurodegenerative disease - is there any synergy or overlap with the Poseida gene therapy portfolio?

There is no overlap or conflict between our partnership with Sangamo and our acquisition of Poseida who does not have genetic medicine programmes for neurodegenerative diseases.

Allogeneic CAR-Ts

26.	What are Roche’s current activities in cell therapy?

In 2023, Genentech’s research and early development organisation (gRED) created a dedicated Research Cell Therapy Department (CTD) for the purpose of innovating and advancing cutting-edge molecular engineering approaches to create cells with desired therapeutic properties to address the unmet medical needs of patients.

The CTD is structured as a hub-and-spokes model to link therapeutic disease targets with necessary enabling technologies to produce scalable cellular therapies. As the hub, CTD will develop foundational platform technologies to advance cell therapies for multiple clinical indications by working iteratively with the therapeutic areas (“spokes”), on specific research goals, as well as collaborate closely with complementary functions across gRED and throughout Genentech and Roche as a whole. CTD interacts seamlessly with Roche manufacturing and technical operations to innovate robust and scalable methods for manufacturing efficacious cell therapies.

Complementing our internal expertise and aspirations, Genentech has and will continue to pursue external partnerships advancing innovative technologies and leading clinical-stage programs to develop transformative allogeneic cell therapies to treat patients with ophthalmologic, immunologic, neurologic and oncologic diseases. The creation of the gRED CTD enables the development of internal capabilities to generate therapeutic cell types of interest from stem/progenitor cells and engineer those cells to treat disease targets of interest that cannot be addressed adequately by alternative modalities.

If asked about the therapeutic areas Genentech’s Cellular Therapy Department is focused on:

○

Currently our internal cell therapy efforts are focused on the therapeutic areas of oncology, immunology, neurology, and ophthalmology. We are committed to following the science and will explore the potential of developing cell therapies that address unmet needs for promising targets in other disease areas.

27.	How do you plan to differentiate yourself from competitors in the allogeneic CAR-T cell therapy space? What is the unique value proposition of your allogeneic CAR-T cell therapies?

○

We believe Poseida’s allogeneic CAR T-cell therapies may have best-in-class potential that will differentiate these therapeutic candidates from both autologous as well as other allogeneic cell therapies.

○

One key differentiating factor is Poseida’s patented and highly differentiated non-viral technologies which is unique from other competitors in the field. These technologies include its non-viral piggyBac DNA Delivery System, Cas-CLOVER Site-Specific Gene Editing System, safety switch (i.e. molecular system to induce the elimination of the CAR-T product in patients if needed) and nanoparticle and hybrid gene delivery technologies.

○

Together, these technologies enable precise gene editing and delivery, with the potential for stable and long-term gene expression in the CAR-T cells, resulting in therapies that have the potential to enhance efficacy without compromising safety.

○

Therapies developed using Poseida’s patented manufacturing process also have a high percentage of stem cell memory T-cells (TSCM). It is hypothesised that they may be correlated with a better duration of response and induce more gradual tumour killing, which may also be associated with less acute toxicity.

○

The use of non-viral gene engineering methods could help to lower manufacturing costs and overcome some of the limitations associated with viral delivery approaches which are used in other allogeneic and autologous CAR-T cell therapies, including risks of immunogenicity and oncogenesis.

Portfolio

28.	Are you planning to keep/develop Poseida’s existing CAR-T portfolio of assets (including P-BCMACD19-ALLO1, P-CD70-ALLO1, P-MUC1C-ALLO1 and P-PSMA-ALLO1)?

Roche and Poseida’s team will combine their expertise and capabilities to develop the assets that have the biggest potential to address patients’ unmet medical needs across therapeutic areas.

29.	What is Roche’s plan for MUC1C-ALLO1 asset in solid tumours?

P-MUC1C-ALLO1 is currently in early Phase 1 in solid tumours. The CAR-T modality represents an additional opportunity to tackle the difficult disease biology of solid tumours. This programme represents a unique opportunity to develop critical clinical learning about this pioneering modality while possibly delivering clinical benefit for patients with unmet medical need.

30.	What is Roche’s plan for P-PSMA-ALLO1 asset in solid tumours?

P-PSMA-ALLO1 is a preclinical asset in solid tumours. CAR-T modality represents an additional opportunity to tackle the difficult disease biology of solid tumours. This programme represents a unique opportunity to develop critical clinical learning about this pioneering modality while possibly delivering clinical benefit for patients with unmet medical need.

31.	What will happen to the Poseida partnership with Astellas on the ConvertibleCAR solid tumour programmes?

Through the acquisition, Roche will become licensee to Astellas and the collaboration will continue as per the licence agreement.

P-BCMA-ALLO1 [under current partnership]

32.	What milestones did you reach under the existing partnership with Poseida?

Since the start of our collaboration with Poseida in 2022 in malignant haematology, a number of important milestones have been reached, including:

○	Presentation of Phase 1 interim clinical data from P-BCMA-ALLO1 (ASH’23, AACR’24 and IMS’24) demonstrating compelling efficacy and safety results.

○	Advancement of P-BCMA-ALLO1 with FPI in the phase 1b portion of the study (part of phase 1 was done in an outpatient setting).

○	In September 2024, US FDA Regenerative Medicine Advanced Therapy (RMAT) designation in relapsed/refractory multiple myeloma (R/R MM) granted for P-BCMA-ALLO1.

○	The FDA granted P-BCMA-ALLO1 an Orphan Drug designation for multiple myeloma

○	Initiation of P-CD19CD20-ALLO1 study in lymphoma [FPI achieved this year].

○	Expansion of our collaboration with a new dual CAR-T development candidate in haematological malignancies, including multiple myeloma.

33.	In which stage of development is P-BCMA-ALLO1?

P-BCMA-ALLO1 is an allogeneic CAR-T cell therapy candidate that is furthest along in Roche and Poseida’s development programme, being investigated in a Phase 1/1b study in R/R multiple myeloma.

34.	What kind of data is available?

○

IMS 2024: As of September 6, 2024, data was presented from the 72 unique patients that were enrolled as ITT population and treated across four study arms (S, A, B and C) that included different P-BCMA-ALLO1 doses and lymphodepletion regimen doses.

i.	Results from the optimised lymphodepletion (Arm C) demonstrated a 91% ORR and favourable safety results in the 23 heavily pretreated patients.

○

AACR 2024: At AACR 2024, data from a subset of patients were presented, with five patients with relapsed/refractory multiple myeloma who had progressed following BCMA-targeted therapy. This is a heavily pretreated group with a median of eight prior lines, and three patients had experienced two prior BCMA therapies:

i.	Three of the five (60%) patients achieved clinical responses with P-BCMA-ALLO1

ii.	As in the ASH 2023 dataset, the treatment was well tolerated

○	ASH 2023: Early efficacy and safety results were presented at ASH 2023 from the Phase 1 study

i.	Data demonstrated encouraging clinical activity with ORR of 100% in seven patients who have been BCMA-naive.

ii.	The treatment was well tolerated in people with heavily pretreated R/R MM.

○

In September 2024, The US FDA has granted P-BCMA-ALLO1 Regenerative Medicine Advanced Therapy (RMAT) designation for adult patients with relapsed/refractory multiple myeloma (R/R MM) after three or more prior lines of therapies including a proteasome inhibitor (PI), an immunomodulatory agent (IMiD), and anti-CD38 antibody.

○	The FDA granted P-BCMA-ALLO1 an Orphan Drug designation for multiple myeloma.

P-CD19CD20-ALLO1 [under current partnership]

35.	In which stage of development is P-CD19CD20-ALLO11?

P-CD19CD20-ALLO1 is an allogeneic CAR-T cell therapy candidate targeting CD19 and CD20 (proteins expressed on malignant B-cells), which is being investigated in a Phase I study for people with several R/R B-cell malignancies. Through the acquisition Roche and Poseida teams are excited to investigate CD19CD20-ALLO1 in patients with Systemic Lupus Erythematosus or Multiple Sclerosis (see Q37).

36.	What kind of data is available?

Preclinical data will be presented at the upcoming ASH 2024 conference.

37.	What is Roche’s plan for P-CD19CD20-ALLO1 in autoimmune diseases? And how does it compare to P-BCMACD19-ALLO1 as an autoimmune dual-target?

●

We are encouraged by the preclinical P-CD19CD20-ALLO1 data in haematologic malignancies and autoimmune diseases. Specific to autoimmune disease, the preclinical data shows complete B-cell depletion in samples from patients with rheumatoid arthritis (RA), systemic lupus erythematosus (SLE), or multiple sclerosis (MS).

●	INDs have been filed for P-CD19CD20-ALLO1 into SLE and MS and we look forward to sharing more in the future.

●

P-BCMA/CD19-Allo1 is a preclinical asset targeting both CD19 and BCMA surface antigens. BCMA is expressed in a different subset of B-cells lineage compared to CD20. As such, P-BCMA/CD19-ALLO1 may have the potential to tackle a different disease biology in autoimmune diseases, should the decision be made to explore this path.

Dual CAR-T development candidate [under current research collaboration]

38.	What are the targets for the recently announced nomination of a new CAR-T development candidate under collaboration with Poseida?

We are not disclosing the targets at this time, other than confirming that they are known antigens expressed in hematologic malignancies, including multiple myeloma.

39.	Can you characterise what the compelling data is that supports the target combination selected for this dual CAR-T programme?

We are not providing specifics, given we aren’t announcing the targets at this time. These are known antigens expressed in hematologic malignancies, including multiple myeloma.

Additional financial questions and tender offer / shareholder squeeze out

40.	Will this transaction have an impact on Roche’s core EPS and/or profitability? When is breakeven?

No. While advancing Poseida’s pipeline assets will require investments, Roche is committed to maintaining margins and profitability. We will continue to review our portfolio, optimise R&D excellence, pursue strategic priorities and will work on resource allocation to ensure that our M&A transactions do not negatively impact our EPS and profitability development. Longer term, the impact on Roche’s earnings outlook will depend on the success of Poseida’s programmes and pipeline.

41.	Do you expect any cost synergies from this transaction?

We cannot comment on synergies and cannot disclose specific synergy numbers. The development, launch and commercialisation of Poseida’s products will benefit from Roche’s extensive expertise. Once the transaction has closed and all necessary approvals have been granted, our integration planning strategy will aim to minimise disruption to ongoing programs. We will look for ways not just to maintain, but to accelerate progress on ongoing efforts.

42.	Regarding any questions on e.g. IRR, ROI, peak sales, additional interest expense due to financing etc.?

We neither comment nor disclose specific numbers, but believe that Poseida’s portfolio has first and best-in-class potential, hence significant peak revenue potential.

43.	How will the transaction be financed?

Financing is not a condition of the offer. Roche will finance this transaction by a combination of available funds and commercial paper.

44.	Please describe the details of the transaction. What are the conditions for a public tender offer in the United States? What are the timelines?

The closing of the tender offer will be subject to a majority of Poseida’s outstanding shares being tendered in the tender offer and other customary closing conditions for a transaction of this nature. Promptly following completion of the tender offer, Roche will acquire all remaining shares at the same price per share through a second-step merger. Furthermore, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. The closing of the transaction is currently expected to take place in the first quarter of 2025.

45.	Will you increase your price? Are you aware of other bidders for Poseida?

We believe that our offer price is attractive. The merger agreement has been approved unanimously by the Roche Board of Directors and Poseida Board of Directors.

46.	What is Poseida’s shareholder structure like?

Poseida is publicly listed on the NASDAQ under the ticker PSTX, with no individual shareholder reporting ownership of more than15%. Malin Corp and Pentwater Capital Management, together constituting approximately 18% ownership in Poseida as of the signing date, have agreed to tender their shares in support of the transaction.

47.	Have you spoken to the key shareholders of Poseida? Are they willing to tender their shares?

Poseida’s Board of Directors supports this transaction and the merits of the transaction have been detailed in the Tender Offer document that has been mailed to the Poseida shareholders. Malin Corporation PLC and Pentwater Capital Management, together constituting approximately 18% ownership in Poseida as of the signing date, have agreed to tender shares in support of the transaction.

48.	How long do you expect the tender offer to last? By when shall it be concluded?

The tender offer is required to last for a minimum of 20 business days. The transaction is expected to close in the first quarter of 2025. The transaction is also subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions.

49.	Will a squeeze-out follow the public takeover offer? How many shares need to be in Roche’s possession for a squeeze-out to happen?

The squeeze-out will be effected promptly after the closing of the tender offer. It requires that a majority of the outstanding Poseida shares have been tendered in the offer.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of Poseida has not yet commenced. This announcement is for informational purposes only and does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Poseida’s securities. The solicitation and offer to purchase Poseida’s common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Roche Holdings, Inc. (“Roche”) and its acquisition subsidiary, a wholly owned subsidiary of Roche, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter, Poseida will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

The tender offer materials and the Solicitation/Recommendation Statement will be filed with the SEC, and investors and stockholders may obtain a free copy of these materials (when available) and other documents filed by Roche and Poseida with the SEC at the website maintained by the SEC at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Tender Offer Statement on Schedule TO. Investors and stockholders may also obtain free copies of the documents filed with the SEC by Poseida on the investor relations page of Poseida’s internet website at https://investors.poseida.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication may include statements that are not statements of historical fact, or “forward-looking statements,” within the meaning of the federal securities laws, including with respect to Roche’s proposed acquisition of Poseida. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “project”, “strategy”, “potential”, “continue” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, the ability of Roche and Poseida to complete the transactions contemplated by the merger agreement, including each party’s ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the parties’ beliefs and expectations and statements about the benefits sought to be achieved in Roche’s proposed acquisition of Poseida, the potential effects of the acquisition on both Roche and Poseida and the possibility of any termination of the merger agreement. These statements are based upon the current beliefs and expectations of Roche and Poseida’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable if at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements, and you should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Poseida’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the subsequent merger; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Poseida’s business; the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; and the risk of legal proceedings being brought in relation to the transactions and the outcome of such proceedings, including the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Poseida’s public filings with the SEC, including the “Risk Factors” section of Poseida’s Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q, Form 8-K and in other filings Poseida makes with the SEC from time to time as well as the tender offer materials to be filed by Roche and its acquisition subsidiary and the Solicitation/Recommendation Statement to be filed by Poseida, in each case as amended by any subsequent filings made with the SEC.

Neither Roche nor Poseida undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.

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